Form of	Exhibit (h)(128)
ADMINISTRATION AGREEMENT
     This Administration Agreement is dated [May 13], 2011, between Janus Capital Management LLC, a Delaware limited liability company (“JCM”), and Janus Investment Fund, a Massachusetts Business Trust (the “Trust”), on behalf of Janus Real Return Allocation Fund (the “Fund”).
     Pursuant to the Investment Advisory Agreement between JCM and the Trust, with respect to the Fund, that provides that JCM may perform certain administration and clerical functions, or oversight responsibilities of service providers, and shall be reimbursed for the costs thereof or receive such compensation therefor as may be agreed upon from time to time, JCM and the Trust agree as follows:
     1. JCM shall perform all necessary and appropriate administration servicing and functions for the Fund, including, but not limited to, internal accounting, recordkeeping, and blue sky monitoring and registration functions of the Fund, including the preparation of reports and returns incidental thereto, except as may otherwise be provided by other parties pursuant to one or more agreements between such service provider(s) and the Trust.
     2. To the extent that the Trust shall contract with another service provider to provide administration services and functions to the Fund, or transfer agency services, JCM shall exercise oversight responsibilities of the service provider(s) on behalf of the Fund.
     3. The Fund shall reimburse to JCM on a monthly basis the reasonable costs incurred by JCM in performing the functions described herein, including without limitation the salaries of JCM personnel performing those functions, applicable systems costs, and other ancillary costs such as costs associated with DTC confirms and the costs of the pricing feed into such systems.

JANUS CAPITAL MANAGEMENT LLC
By:
Heidi W. Hardin, Senior Vice President,
General Counsel and Secretary

JANUS INVESTMENT FUND
By:
Stephanie Grauerholz-Lofton, Vice President,
Chief Legal Counsel and Secretary